Thrivent Financial Investor Services Inc.

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

May 17, 2023

Thrivent Asset Management, LLC

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

Re: Services Agreement

This undertaking letter seeks to memorialize the parties’ understanding of the services provided by Thrivent Financial Investor Services Inc. (“TFISI”) to Thrivent ETF Trust (the “Trust”), including each series of the Trust (each such series, a “Fund”) and Thrivent Asset Management, LLC, investment adviser to the Trust (the “Adviser”), and the terms under which TFISI will provide those services. For the avoidance of doubt, the Trust has retained State Street Bank and Trust Company (the “Transfer Agent”) to serve as the transfer agent for each Fund and TFISI does not intend to perform any services that (i) the Transfer Agent has been retained to perform or (ii) would cause it to fall within the meaning of a “transfer agent” under the Securities Exchange Act of 1934.

During the term of this letter agreement and upon request of the Adviser, TFISI will provide some or all of the services set forth in Appendix A (the “Services”), none of which include providing investment advice. TFISI will devote sufficient staff and expenditures to the performance of the Services as shall be consistent with industry standards and will perform the Services in a professional and competent manner and shall provide such office space and equipment, telephone facilities and personnel as it determines may be reasonably necessary or beneficial. For the avoidance of doubt, TFISI will not open or maintain customer accounts or handle purchase or redemption orders for creation units of any Fund.

Provided that TFISI has not breached any covenant in this Agreement and that TFISI has at all relevant times acted in good faith and without willful misfeasance, bad faith, gross negligence or reckless disregard of its duties, TFISI shall not be responsible for, and the Adviser shall indemnify and hold TFISI harmless from and against, any and all losses, damages, costs, charges, attorney fees, payments, expenses and liability arising out of or attributable this Agreement, including the services TFISI provides or is obligated to provide hereunder.

In exchange for the Services, Thrivent Asset Management, LLC, the adviser to each Fund, shall pay TFISI a fee of $5,000 per Fund, payable annually in arrears. Such fee shall be prorated for any partial year in which TFISI provides the Services. During the term of this Letter Agreement, TFISI will remain an independent contractor and will maintain all regulatory approvals and licenses necessary for the performance of the Services. TFISI may terminate this Letter Agreement with immediate effect on written notice to the Adviser, and TFISI will cease to perform Services hereunder upon written request by the Adviser.

Very Truly Yours,

Thrivent Financial Investor Services Inc.

By:        /s/ Andrew R. Kellogg

Name: Andrew R. Kellogg

Title:   Chief Operating Officer

ACKNOWLEDGED AND ACCEPTED

Thrivent Asset Management, LLC

By:	/s/ Michael W. Kremenak
Name:	Michael W. Kremenak
Title:	Elected Manager

Appendix A - Services

•	Maintain a call center to handle telephone inquiries from Fund shareholders
•

Assist in coordinating the distribution of the Trust’s documents and regulatory filings, including but not limited to Fund prospectuses and shareholder reports, to third parties who are responsible for distributing them to Fund shareholders

•	Coordinate with third-party service providers as needed, such as the Transfer Agent and other entities performing account servicing and/or distribution activities for the Trust
•	Other services as may be reasonably agreed to between TFISI and the Adviser